# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kennedy-Wilson Holdings, Inc., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 03/15/2026
Amends the filing with accession number 0001104659-22-115972
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Peter Clarke, President, COO, Fairfax Financial Holdings Limited, 95 Wellington Street West, Suite 800, Toronto, Ontario, Ontario Canada (A6), M5J 2N7, (416) 367-4941; Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario, Ontario Canada (A6), M5L 1E8, (416) 360-8484

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 810 HOLDCO LTD: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,951,179; sole dispositive power 0; shared dispositive power 30,951,179; aggregate amount beneficially owned 30,951,179 (19.9% of the class)
  Comment: Shares beneficially owned by the Reporting Persons are held or issuable to pursuant to warrants. Certain of the warrants are subject to a limitation on a holder's right to exercise such warrants and receive Shares that results in beneficial ownership in excess of 19.9% of the then-outstanding Shares or the voting power thereof, unless and until the requisite shareholder approval is obtained. As a result of such restriction, the Reporting Persons are deemed to beneficially own only 30,951,179 Shares. Without giving effect to such restriction, the Reporting Persons would be deemed to beneficially own 38,703,549 Shares, representing approximately 23.7% of the outstanding Shares on an as-converted basis.
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,248,389; sole dispositive power 0; shared dispositive power 29,248,389; aggregate amount beneficially owned 29,248,389 (18.8% of the class)
- FAIRFAX (US) INC (CIK 0001275996): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 21,601,039; sole dispositive power 0; shared dispositive power 21,601,039; aggregate amount beneficially owned 21,601,039 (13.9% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,156,496; sole dispositive power 0; shared dispositive power 12,156,496; aggregate amount beneficially owned 12,156,496 (7.8% of the class)
- ODYSSEY REINSURANCE CO (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,028,530; sole dispositive power 0; shared dispositive power 12,028,530; aggregate amount beneficially owned 12,028,530 (7.7% of the class)
- NEWLINE HOLDINGS UK LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- NEWLINE CORPORATE NAME LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 434,783; sole dispositive power 0; shared dispositive power 434,783; aggregate amount beneficially owned 434,783 (0.3% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- UNITED STATES FIRE INSURANCE CO (CIK 0000101618): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,641,526; sole dispositive power 0; shared dispositive power 4,641,526; aggregate amount beneficially owned 4,641,526 (3% of the class)
- THE NORTH RIVER INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,320,763; sole dispositive power 0; shared dispositive power 2,320,763; aggregate amount beneficially owned 2,320,763 (1.5% of the class)
- TIG INSURANCE CO (CIK 0001276413): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,952,086; sole dispositive power 0; shared dispositive power 2,952,086; aggregate amount beneficially owned 2,952,086 (1.9% of the class)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,180,109; sole dispositive power 0; shared dispositive power 1,180,109; aggregate amount beneficially owned 1,180,109 (0.8% of the class)
- ZENITH NATIONAL INSURANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- ZENITH INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 670,822; sole dispositive power 0; shared dispositive power 670,822; aggregate amount beneficially owned 670,822 (0.4% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,877,772; sole dispositive power 0; shared dispositive power 3,877,772; aggregate amount beneficially owned 3,877,772 (2.5% of the class)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- WENTWORTH INSURANCE COMPANY LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,152,675; sole dispositive power 0; shared dispositive power 3,152,675; aggregate amount beneficially owned 3,152,675 (2% of the class)
- BRIT SYNDICATES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,433,806; sole dispositive power 0; shared dispositive power 1,433,806; aggregate amount beneficially owned 1,433,806 (0.9% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,718,869; sole dispositive power 0; shared dispositive power 1,718,869; aggregate amount beneficially owned 1,718,869 (1.1% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,838,257; sole dispositive power 0; shared dispositive power 8,838,257; aggregate amount beneficially owned 8,838,257 (5.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,221,354; sole dispositive power 0; shared dispositive power 8,221,354; aggregate amount beneficially owned 8,221,354 (5.3% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,189,395; sole dispositive power 0; shared dispositive power 2,189,395; aggregate amount beneficially owned 2,189,395 (1.4% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 664,940; sole dispositive power 0; shared dispositive power 664,940; aggregate amount beneficially owned 664,940 (0.4% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 996,104; sole dispositive power 0; shared dispositive power 996,104; aggregate amount beneficially owned 996,104 (0.6% of the class)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 616,903; sole dispositive power 0; shared dispositive power 616,903; aggregate amount beneficially owned 616,903 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Kennedy-Wilson Holdings, Inc.
Address of issuer's principal executive offices: 151 S El Camino Drive, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 8, 2023 (as amended and supplemented prior to the date hereof, the "Existing Schedule 13D" and, as amended and supplemented by this Amendment No. 6, the "Schedule 13D"). The class of securities to which this statement relates is the Common Stock, $0.0001 par value ("Shares"), of Kennedy-Wilson Holdings, Inc. ("Kennedy-Wilson"). The address of the principal executive offices of Kennedy-Wilson is 151 S El Camino Drive, Beverly Hills, CA 90212.

The following amendments to Items 4, 6 and 7 of the Existing Schedule 13D are hereby made:

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by deleting the second to last paragraph thereof and adding the following at the end thereof:

"Amendment to Merger Agreement

On March 15, 2026, Kennedy-Wilson, Parent and Merger Sub entered into an Amendment (the "Merger Agreement Amendment") to the Agreement and Plan of Merger, dated as of February 16, 2026, by and among Kennedy-Wilson, Parent and Merger Sub (the "Original Merger Agreement", and as amended, supplemented and otherwise modified by the Merger Agreement Amendment, the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Kennedy-Wilson (the "Merger").

The Merger Agreement Amendment amends the Original Merger Agreement to require, as a condition to the completion of the Merger, and in accordance with Section 203(a)(3) of the Delaware General Corporation Law (the "DGCL"), the affirmative vote of at least two-thirds of the outstanding voting power of the (i) Shares of Kennedy-Wilson, (ii) Series A Preferred Stock (on an as-converted basis), (iii) Series B Preferred Stock (based on the number of Series B Warrants outstanding and in accordance with the certificate of designations) and (iv) Series C Preferred Stock (based on the number of Series C Warrants outstanding and in accordance with the certificate of designations), entitled to vote on the proposal to adopt the Merger Agreement (the securities described in clauses (i)-(iv), collectively, the "Voting Stock"), excluding the Voting Stock "owned" (as such term is defined in Section 203 of the DGCL) by the Voting and Support Parties and each of their respective "affiliates" and "associates" (as such terms are defined in Section 203 of the DGCL).

Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of this Statement on Schedule 13D. However, as part of the ongoing evaluation of the transactions contemplated by the Merger Agreement and other agreements described herein, the Reporting Persons may at any time review or reconsider their respective positions with respect to Kennedy-Wilson and formulate plans or proposals with respect to any of such matters and, from time to time, may hold discussions with or make formal proposals to management or Kennedy-Wilson's board of directors, other stockholders of Kennedy-Wilson or other third parties regarding such matters. There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

The foregoing description of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is filed herewith as Exhibit 99.43, and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 references the Merger Agreement Amendment, the description of which is incorporated herein by reference. A copy of the Merger Agreement Amendment is attached as 99.43 to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Existing Schedule 13D is hereby amended and supplemented by the addition of the following Exhibits:

Ex. 99.39: Joint Filing Agreement by and among the Reporting Persons, dated as of March 17, 2026.

Ex. 99.40: Power of Attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020).

Ex. 99.41: Power of Attorney, dated April 27, 2021 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021).

Ex. 99.42: Power of Attorney, dated June 21, 2023 (incorporated by reference to Exhibit 99.18 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on November 15, 2023).

Ex. 99.43: Amendment to the Agreement and Plan of Merger, dated March 15, 2026, by and among Parent, Merger Sub and Kennedy-Wilson (incorporated by reference to Exhibit 2.1 to Kennedy-Wilson's Current Report on Form 8-K, filed with the SEC on March 16, 2026).

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (03/17/2026)
- THE SECOND 810 HOLDCO LTD: /s/ V. Prem Watsa, V. Prem Watsa, Director (03/17/2026)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (03/17/2026)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (03/17/2026)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (03/17/2026)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (03/17/2026)
- FAIRFAX (US) INC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ODYSSEY REINSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- NEWLINE HOLDINGS UK LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- NEWLINE CORPORATE NAME LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- UNITED STATES FIRE INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- THE NORTH RIVER INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- TIG INSURANCE CO: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- RESOLUTION GROUP REINSURANCE (BARBADOS) LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ZENITH NATIONAL INSURANCE CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ZENITH INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- FAIRFAX (BARBADOS) INTERNATIONAL CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- WENTWORTH INSURANCE COMPANY LTD.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Michael Wallace, Michael Wallace, Director (03/17/2026)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (03/17/2026)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (03/17/2026)
- BRIT SYNDICATES LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (03/17/2026)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson, Group Chief Financial Officer (03/17/2026)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (03/17/2026)
Comment: Attorney-in-Fact signing pursuant to powers of attorney referenced in Exhibits 99.40, 99.41 and 99.42.